Exhibit 99.1
ASML Announces 2007 First Quarter Results;
Confirming Growth for 2007
VELDHOVEN, the Netherlands, April 18, 2007 — ASML Holding NV (ASML) today announced 2007 first quarter results according to US GAAP as follows:
•	Q1 2007 net sales of EUR 960 million versus Q4 2006 net sales of EUR 1,068 million and Q1 2006 net sales of 629 million, 53% growth year on year

•	Q1 2007 net income of EUR 153 million or 16.0 percent of sales — which includes EUR 25 million costs for the Brion acquisition, of which EUR 23 million is a one-off charge — versus Q4 2006 net income of EUR 206 million or 19.3 percent of sales and Q1 2006 net income of EUR 80 million or 12.7 percent of sales

•	Q1 2007 net bookings valued at EUR 911 million with 62 systems including 59 new and 3 refurbished systems, leading to an order backlog valued at EUR 2,163 million as of April 1, 2007
“High-value bookings in Q1 underline the robustness of our position in the market. Orders from foundry and logic customers compensated for the expected slowdown in flash and DRAM orders and resulted in a record backlog,” said Eric Meurice, president and CEO, ASML. “This backlog will ensure a sustained sales level in Q2, and strong revenues in the second half of the year supported by the need for capacity from foundry and IDM customers, and continuing immersion bookings. We therefore confirm our view that 2007 will be a growth year for ASML.”
Operations Update
In Q1 2007, ASML net sales were EUR 960 million, as ASML shipped 66 new and 11 refurbished systems, totaling sales of EUR 859 million, and generated revenue from field options and service of EUR 101 million. Net sales for Q4 2006 included the shipment of 64 new and 8 refurbished machines, totaling EUR 979 million, plus revenue from field and service options of EUR 89 million.

The Q1 2007 average selling price (ASP) for a new system was EUR 12.5 million, compared with the Q4 2006 average selling price for a new system of EUR 14.7 million, due to a higher number of mid range systems in the mix. The Q1 2007 average selling price for all ASML systems sold was EUR 11.2 million, compared with the Q4 2006 average selling price of EUR 13.6 million.
Q1 2007 net bookings totaled 62 systems valued at EUR 911 million, including 59 new systems with an average selling price for new systems of EUR 15.2 million. ASML’s order backlog as of April 1, 2007 is valued at EUR 2,163 million, totaling 148 systems with an average selling price of EUR 14.6 million. In comparison, ASML’s backlog as of December 31, 2006 was valued at EUR 2,146 million, totaling 163 systems with an average selling price of EUR 13.2 million.
In Q1 2007, ASML generated a net income of EUR 153 million or EUR 0.32 per ordinary share including EUR 25 million costs for the Brion acquisition, of which EUR 23 million is a one-off charge. In comparison, the net income Q4 2006 was EUR 206 million or EUR 0.43 per ordinary share.
The company’s Q1 2007 gross margin was 40.9 percent, compared with the Q4 2006 gross margin of 41.1 percent.
Q1 2007 research and development (R&D) costs were EUR 116 million net of credits. The Q4 2006 R&D costs were EUR 107 million net of credits.
Selling, general and administrative (SG&A) expenses were EUR 56 million in Q1 2007, while the Q4 2006 SG&A expenses were EUR 52 million.
The effective tax rate was 25.9% in Q1 2007, compared to 28.0% in Q4 2006. The decrease in effective tax rate is mainly related to a decrease in the statutory tax rate in the Netherlands from 29.6% in 2006 to 25.5% in 2007.

Net cash from operations was EUR 173 million in Q1 2007. ASML ended Q1 2007 with EUR 1,463 million in cash and equivalents versus EUR 1,656 million at the end of Q4 2006. The decrease is due to the share buyback program executed in Q1 2007 as well as the Brion acquisition.
The Brion acquisition was successfully completed in Q1 2007. As previously disclosed, ASML paid EUR 203 million in cash to acquire Brion, EUR 66 million thereof has been allocated to assets, including the 23 million for ongoing R&D, the remainder is booked as goodwill.
Outlook
“ASML has shipped over 40 immersion tools to date, and has reported 24 immersion systems in backlog. Several tools shipped are already producing flash memory in volume,” said Eric Meurice. “Leading manufacturers are using our systems in production for the 65 nm node, ramping 55 nm node and progressing development of 45 nm, for which the XT:1700i is the only available lithography tool in the market. With over 100,000 wafers-per-month now processed on ASML immersion tools, customers are engineering dedicated production processes, solidifying ASML’s long term leadership, in view of the significant investment and risk necessary to switch architectures. Our new XT:1900i, due for shipment early Q3, has already imaged at 36.5 nm, and its performance is on track. This confirms our leadership position and we anticipate a further improvement of our market share in 2007 as a result.”
The company plans to ship 69 systems in Q2 2007 with an average selling price of EUR 12.0 million for all systems. The revenue from field options and service will be about EUR 100 million. The company expects a gross margin in Q2 2007 from 40 to 41 percent.
Almost all systems in the backlog are to be shipped this year with 78% of the unit backlog carrying Q2 2007 and Q3 2007 shipment dates.
ASML continues not to guide on future bookings as leadtime uncertainties linked to new technology ramps make a bookings timing-call difficult. However, ASML does confirm that revenue growth is expected for the year.

We expect R&D expenditures to increase to EUR 120 million net of credits in Q2 2007. SG&A expenses in Q2 2007 are expected to remain at EUR 56 million.
ASML reiterates its commitment to return excess cash to shareholders by reducing the number of shares outstanding. The Annual General Meeting of Shareholders which took place on March 28, 2007 has authorized the company to prepare for additional potential share buyback programs. Further information will be disclosed in due course.
About ASML
ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. For more information, visit the Web site at ASML.com
IFRS Financial Reporting
ASML’s primary accounting standard for quarterly earnings releases and annual reports is US GAAP, the accounting standard generally accepted in the United States. Quarterly US GAAP statements of operations, statements of cash flows and balance sheets, and a reconciliation of net income and equity from US GAAP to IFRS are available on ASML.com
In addition to reporting financial figures in US GAAP, ASML also reports financial figures in IFRS for statutory purposes. The most significant differences between US GAAP and IFRS that affect ASML concern the capitalization of certain product development costs, the accounting of stock option plans and the accounting of existing convertible bonds. Quarterly IFRS statements of operations, statements of cash flows, balance sheets and a reconciliation of net income and equity from US GAAP to IFRS are available on ASML.com
Investor and Media Call
A conference call for investors and media will be hosted by CEO Eric Meurice and CFO Peter Wennink at 15:00 PM Central European Time / 09:00 AM Eastern U.S. time. Dial-in numbers are: in the Netherlands +31 20 531 5871 and the US +1 706 679 0473. Access is also via ASML.com to listen to the conference call.
A presentation about 2007 First Quarter results is available on ASML.com

Forward Looking Statements
“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.
Media Relations Contacts
Angelique Paulussen — Corporate Communications — +31 40 268 6572 — Veldhoven, the Netherlands
Investor Relations Contacts
Craig DeYoung — Investor Relations — +1 480 383 4005 — Tempe, Arizona
Franki D’Hoore — Investor Relations — +31 40 268 6494 — Veldhoven, the Netherlands